U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [    ]

Securities Act Rule 802 (Exchange Offer) [ X ]

Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) [    ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [    ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [    ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [    ]

Canmarc Real Estate Investment Trust

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English)

Québec, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Cominar Real Estate Investment Trust

(Name of Person(s) Furnishing Form)

Real Estate Investment Trust Units

(Title of Class of Subject Securities)

CA1376412054

US137641106 (Rule 144A)

(CUSIP Number of Class of Securities (if applicable)

Michel Dallaire

Cominar Real Estate Investment Trust

455 rue du Marais

Québec City, Québec, Canada

G1M 3A2

(418) 681-8151

with a copy to:

Scott M. Tayne, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue, 24th Floor

New York, New York 10022

(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Received Notices and Communications on Behalf of Subject Company

December 2, 2011

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Document Number	Description

1.	Offer to Purchase and Circular, dated December 2, 2011*

2.	Letter of Transmittal**

3.	Notice of Guaranteed Delivery**

4.	Notice of Variation and Extension dated January 16, 2012***

5.	Notice of Extension dated January 27, 2012

(b)

Document Number	Description

1.	Letter of Transmittal (as amended)***

2.	Notice of Guaranteed Delivery (as amended)***

*	Previously furnished on the filing person’s Form CB submitted to the Securities and Exchange Commission (the “SEC”) on December 5, 2011.
**	Previously furnished on Amendment No. 1 to the filing person’s Form CB submitted to the SEC on December 15, 2011.
***	Previously furnished on Amendment No. 3 to the filing person’s Form CB submitted to the SEC on January 17, 2012.

Item 2.	Informational Legends

Legends compliant with Rule 802(b) under the Securities Act of 1933, as amended, have been included in the offering document described in Part I Item 1(a)(1), above.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are subject to the Offer and it is an offence to claim otherwise.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

January 27, 2012

NOTICE OF EXTENSION

by

COMINAR ACQUISITION GROUP

(as defined below)

of its

OFFER TO PURCHASE

all of the issued and outstanding trust units

(together with associated rights issued under any unitholder rights plan)

(the “Canmarc Units”)

of

CANMARC REAL ESTATE INVESTMENT TRUST

for consideration per Canmarc Unit, at the option of the unitholders, of either:

(i) $16.50 cash

or

(ii) 0.7607 trust units of Cominar Real Estate Investment Trust,

subject to proration on the terms described herein

8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc. (collectively, the “Cominar Acquisition Group”), each a wholly-owned subsidiary of Cominar Real Estate Investment Trust (“Cominar”), hereby gives notice that it is amending its offer (the “Original Offer”) dated December 2, 2011 as extended on January 12, 2012 and varied on January 16, 2012 to purchase solidarily (jointly and severally) all of the issued and outstanding trust units of Canmarc Real Estate Investment Trust (“Canmarc”), other than any Canmarc Units owned directly or indirectly by Cominar and the Cominar Acquisition Group, and all trust units of Canmarc that may become issued and outstanding after the date of the Original Offer but before the expiry time of the Original Offer upon the exercise, conversion or exchange of (i) the class B limited partnership units of Homburg Canada REIT Limited Partnership (if any), (ii) the deferred units and the restricted units issued under the long-term incentive plan of Canmarc, or (iii) other securities of Canmarc that are convertible into or exchangeable or exercisable for, or existing rights to acquire, trust units of Canmarc (collectively, the “Convertible Securities”, together with the trust units of Canmarc and the associated rights (the “URP Rights”) issued under the existing unitholder rights plans of Canmarc or any other unitholder rights plan which may be adopted by Canmarc, collectively, the “Canmarc Units”), in order to extend the Original Offer to 5:00 p.m. (Toronto time) on February 7, 2012.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON FEBRUARY 7, 2012 (THE “EXPIRY TIME”), UNLESS FURTHER EXTENDED OR WITHDRAWN

This Notice of Extension should be read in conjunction with the Original Offer and accompanying offer and circular dated December 2, 2011 (the “Original Circular”) and the Notice of Variation and Extension dated January 16, 2012 (together with the Original Offer and the Original Circular, collectively, the “Original Offer and Circular”). The Original Offer and Circular and this Notice of Extension together constitute the “Offer and Circular”. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Original Offer and Circular, the Letter of

Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer as amended hereby, and all references in such documents to the “Circular” or the “Offer and Circular” mean the Original Circular as amended hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein that are defined in the Offer and Circular have the respective meanings given to them in the Original Offer and Circular.

Unitholders of Canmarc (the “Unitholders”) who have validly deposited and not withdrawn their Canmarc Units need to take no further action to accept the Offer.

A Unitholder who wishes to accept the Offer must properly complete and execute the Letter of Transmittal that accompanied the Original Offer and Circular (printed on YELLOW paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with any certificate representing its Canmarc Units and all other required documents, with Computershare Investor Services Inc. (the “Depositary”) at its office in Toronto, Ontario, specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a Unitholder may (i) accept the Offer by following the procedures for book-entry transfer of Canmarc Units set out in Section 3 of the Original Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, or (ii) follow the procedure for guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery that accompanied the Original Offer and Circular (printed on PINK paper), or a manually executed facsimile thereof.

Unitholders whose Canmarc Units are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in order to take the necessary steps to be able to deposit such Canmarc Units under the Offer.

All payments under the Offer will be made in Canadian dollars. Unitholders will not be required to pay any fee or commission if they accept the Offer by depositing their Canmarc Units directly with the Depositary or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer.

Questions and requests for assistance may be directed to the Depositary or the information agent for the Offer, Kingsdale Shareholder Services Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document. Additional copies of this document, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent and are accessible on the Canadian Securities Administrators’ website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in the Offer and Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by the Cominar Acquisition Group, Cominar, the Information Agent, a Soliciting Dealer or the Depositary.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Canmarc Units be accepted from or on behalf of, Unitholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Cominar Acquisition Group may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Unitholders in any such jurisdiction.

CURRENCY

All dollar references in this Notice of Extension are in Canadian dollars, except where otherwise indicated.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained herein, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, are “forward-looking statements” and are prospective in nature. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Cominar’s actual results could differ materially from those anticipated in forward-looking statements, as applicable, including as a result of the risks associated with the ownership of immoveable property, access to capital, current global financial conditions, competition in the real estate sector, property acquisitions and developments, dependence on key personnel, potential conflicts of interest, general uninsured losses, governmental regulation, limits on activities and debt financing. While Cominar believes that the expectations reflected in the forward-looking statements contained herein, and in its documents incorporated by reference herein, are reasonable, no assurance can be given that these expectations will prove to be correct, and such forward-looking statements included in, or incorporated by reference in such documents should not be unduly relied upon. These statements speak only as of the date hereof. These factors are discussed in greater detail in Section 20 of the Original Offer and Circular and in Cominar’s most recent Annual Information Form filed with the Canadian provincial securities regulatory authorities and available on SEDAR.

The Cominar Acquisition Group and Cominar disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable Laws.

NOTICE TO UNITHOLDERS IN THE UNITED STATES

THE COMINAR UNITS OFFERED UNDER THE OFFER ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) PROVIDED BY RULE 802 THEREUNDER. NO COMINAR UNITS WILL BE DELIVERED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF A PERSON IN THE UNITED STATES, UNLESS COMINAR IS SATISFIED THAT SUCH COMINAR UNITS MAY BE DELIVERED IN THE RELEVANT JURISDICTION IN RELIANCE UPON AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF THE RELEVANT U.S. STATE OR OTHER LOCAL JURISDICTION, OR ON A BASIS OTHERWISE DETERMINED TO BE ACCEPTABLE TO COMINAR IN ITS SOLE DISCRETION, AND WITHOUT SUBJECTING COMINAR TO ANY REGISTRATION, REPORTING OR SIMILAR REQUIREMENTS. WITHOUT LIMITATION OF THE FOREGOING, EXCEPT AS MAY BE OTHERWISE DETERMINED BY COMINAR IN ITS SOLE DISCRETION, COMINAR UNITS WILL NOT BE DELIVERED TO OR FOR THE ACCOUNT OR FOR THE BENEFIT OF INELIGIBLE UNITHOLDERS (AS DEFINED IN THE OFFER). HOWEVER, INELIGIBLE UNITHOLDERS THAT WOULD OTHERWISE RECEIVE COMINAR UNITS IN EXCHANGE FOR THEIR CANMARC UNITS SHALL HAVE SUCH COMINAR UNITS ISSUED TO A SELLING AGENT, WHICH SHALL, AS AGENT FOR SUCH UNITHOLDERS, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL SUCH COMINAR UNITS ON THEIR BEHALF THROUGH THE FACILITIES OF THE TSX AND HAVE THE NET PROCEEDS OF SUCH SALE, LESS ANY APPLICABLE BROKERAGE COMMISSIONS, OTHER EXPENSES AND WITHHOLDING TAXES, DELIVERED TO SUCH UNITHOLDERS. EACH UNITHOLDER FOR WHOM COMINAR UNITS ARE SOLD BY THE SELLING AGENT WILL RECEIVE AN AMOUNT EQUAL TO SUCH UNITHOLDER’S PRO RATA INTEREST IN THE NET PROCEEDS OF SALES OF ALL COMINAR UNITS SO SOLD BY THE SELLING AGENT. COMINAR WILL HAVE NO LIABILITY FOR ANY SUCH PROCEEDS RECEIVED OR THE REMITTANCE THEREOF TO SUCH UNITHOLDERS. ALL

INELIGIBLE UNITHOLDERS MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR CANMARC UNITS ARE HELD OF THEIR STATUS AS AN INELIGIBLE UNITHOLDER. FAILURE BY AN INELIGIBLE UNITHOLDER TO INFORM SUCH UNITHOLDER’S BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH SUCH UNITHOLDER’S UNITS ARE HELD OF SUCH UNITHOLDER’S STATUS AS AN INELIGIBLE UNITHOLDER PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH UNITHOLDER IS NOT A RESIDENT OF A U.S. STATE WHO IS NOT AN EXEMPT “INSTITUTIONAL INVESTOR” WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH SUCH UNITHOLDER IS A RESIDENT. ANY UNITHOLDER IN THE UNITED STATES THAT DEPOSITS CANMARC UNITS USING A LETTER OF TRANSMITTAL THAT DOES NOT INDICATE WHETHER SUCH UNITHOLDER IS AN INELIGIBLE UNITHOLDER WILL BE DEEMED TO HAVE CERTIFIED THAT SUCH UNITHOLDER IS NOT AN INELIGIBLE UNITHOLDER. THE COMINAR UNITS ISSUED TO UNITHOLDERS UNDER THE OFFER WILL BE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE U.S. SECURITIES ACT TO THE SAME EXTENT AND PROPORTION THAT CANMARC UNITS DEPOSITED BY SUCH UNITHOLDERS UNDER THE OFFER ARE “RESTRICTED SECURITIES”. ACCORDINGLY, IF YOU DEPOSIT CANMARC UNITS UNDER THE OFFER THAT BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND, ANY COMINAR UNIT ISSUED TO YOU IN EXCHANGE FOR SUCH CANMARC UNITS SHALL ALSO BEAR A U.S. SECURITIES ACT RESTRICTIVE LEGEND.

THE SECURITIES OFFERED UNDER THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAN AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The Offer is being made for the securities of a Canadian entity that does not have securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the U.S. Securities and Exchange Commission thereunder. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Exchange Act, in accordance with Canadian corporate and tender offer rules. Unitholders resident in the United States should be aware that such requirements are different from those of the United States applicable to tender offers under the U.S. Exchange Act and the rules and regulations promulgated thereunder. Financial statements included herein or incorporated by reference have been prepared in accordance with Canadian generally accepted accounting principles or international financial reporting standards and thus may not be comparable to financial statements of United States companies. Unitholders resident of countries other than Canada, including the United States, should be aware that the disposition of Canmarc Units by them on the terms described herein may have tax consequences both in their country of residence and in Canada. Such consequences, including the effect of the Offer and the tender of the Canmarc Units by them, may not be fully described herein and such holders are urged to consult their tax advisors. See Section 22 of the Original Offer and Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Original Offer and Circular, “Certain United States Federal Income Tax Considerations”.

Unitholders should be aware that the Cominar Acquisition Group, Cominar and their affiliates, directly or indirectly, may bid for or make purchases of Canmarc Units during the period of the Offer, as permitted by applicable Laws in

Canada. It may be difficult for Unitholders who are resident of countries other than Canada, including the United States, to enforce their rights and any claim they may have under laws other than Canadian laws, including, without limitation, United States federal securities laws, given that the Cominar Acquisition Group is formed of entities incorporated under the laws of Canada, Cominar is an unincorporated close-ended real estate investment trust governed by the laws of the Province of Québec and Canmarc is an unincorporated open-ended real estate investment trust governed by the laws of the Province of Québec, that the majority of the officers, directors and trustees of Cominar, the Cominar Acquisition Group and Canmarc reside in Canada, and that all or a substantial portion of the assets of the Cominar Acquisition Group, Cominar and Canmarc and the other above-mentioned persons are located in Canada. Unitholders who are resident of countries other than Canada, including the United States, may not be able to sue the Cominar Acquisition Group, Cominar, Canmarc or their respective officers, directors or trustees in a Canadian court for violation of laws, including United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court outside of Canada, including a court in the United States, or to enforce judgment obtained from a court located outside of Canada, including of a court of the United States.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer, as amended by this Notice of Extension, is being made only for Canmarc Units and is not made for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Canmarc Units in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Canmarc Units at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Original Offer.

The tax consequences to holders of Convertible Securities of converting, exchanging or exercising their Convertible Securities are not described in either Section 22 of the Original Offer and Circular, “Certain Canadian Federal Income Tax Considerations”, or in Section 23 of the Original Offer and Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to convert, exchange or exercise their Convertible Securities.

INFORMATION CONCERNING CANMARC

The information concerning Canmarc contained in this document has been taken from and is based solely upon Canmarc’s public disclosure on file with Canadian securities regulatory authorities. Canmarc has neither reviewed this document, nor confirmed the accuracy and completeness of the information in respect of Canmarc contained in this document. Although neither the Cominar Acquisition Group nor Cominar has any knowledge that would indicate that any information or statements contained in this document concerning Canmarc taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Cominar Acquisition Group, Cominar nor any of their respective directors, trustees or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Canmarc to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to the Cominar Acquisition Group or Cominar. Except as otherwise indicated, information concerning Canmarc is given based on information in Canmarc’s public disclosure available as of January 27, 2012.

v

NOTICE OF EXTENSION

January 27, 2012

TO: THE HOLDERS OF CANMARC UNITS

This Notice of Extension amends and supplements (i) the Original Offer and Circular dated December 2, 2011 pursuant to which the Cominar Acquisition Group is offering to purchase solidarily (jointly and severally) all of the issued and outstanding Canmarc Units, other than any Canmarc Units owned directly or indirectly by Cominar and the Cominar Acquisition Group, and all Canmarc Units that may become issued and outstanding after the date of the Original Offer but before the expiry time of the Original Offer upon the exercise, conversion or exchange of Convertible Securities, together with the URP Rights issued under the existing unitholder rights plans of Canmarc or any other unitholder rights plan which may be adopted by Canmarc, as well as (ii) the Letter of Transmittal and (iii) the Notice of Guaranteed Delivery.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Original Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer” in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer as amended hereby and all references in such documents to the “Circular” mean the Original Offer and Circular as amended hereby. Unless the context otherwise requires, capitalized terms used in this Notice of Extension but not defined herein that are defined in the Original Offer and Circular have the respective meanings given to them in the Original Offer and Circular.

1.	Extension of the Offer

The Cominar Acquisition Group has amended the Original Offer by extending the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on February 7, 2012 unless the Offer is further extended or withdrawn. Accordingly, the definition of “Expiry Time” in the “Glossary” section of the Original Offer and Circular (found at page 12 of the Original Offer and Circular) is deleted and replaced by the following:

“Expiry Time” means 5:00 p.m. (Toronto time) on February 7, 2012 or such later time or times and date or dates as may be fixed by the Cominar Acquisition Group from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”;

In addition, all references to “5:00 p.m. (Toronto time) on January 12, 2012” in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to “5:00 p.m. (Toronto time) on February 7, 2012”.

2.	Recent Developments

On January 26, 2012, Cominar and the Cominar Acquisition Group received the Competition Act Approval.

On January 27, 2012, 37,692,827 Canmarc Units, representing, together with the Canmarc Units owned by the Cominar Acquisition Group and Cominar, 83.8% of the outstanding Canmarc Units, were tendered under the Original Offer and taken-up and accepted for payment by the Cominar Acquisition Group. 54.0% of the Canmarc Units tendered were tendered into the Unit Alternative of the Offer and 46.0% of the Canmarc Units tendered were tendered into the Cash Alternative of the Offer. After proration, 12,953,556 Cominar Units will be issued in payment of Canmarc Units tendered.

On the same day, the Cominar Acquisition Group advised the Depository of the extension of the Offer to 5:00 p.m. (Toronto time) on February 7, 2012.

3.	Time for Acceptance

The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on February 7, 2012 unless further extended or withdrawn. Unitholders who have validly deposited and not withdrawn their Canmarc Units need take no further action to accept the Offer.

4.	Manner of Acceptance

Units may be deposited to the Offer in accordance with the provisions of Section 3 of the Original Offer, “Manner of Acceptance”.

5.	Take-Up of and Payment for Deposited Units

If all of the conditions described in Section 4 of the Original Offer, “Conditions of the Offer” have been satisfied or waived (at the sole discretion of the Cominar Acquisition Group) at or prior to the Expiry Time, the Cominar Acquisition Group will take up and pay for Canmarc Units validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Time. Any Canmarc Units taken up will be paid for or Cominar Units will be issued as soon as possible, and in any event not later than three business days after they are taken up. Any Canmarc Units deposited under the Offer after the date on which Canmarc Units are first taken up by the Cominar Acquisition Group under the Offer but prior to the Expiry Time will be taken up and paid for or Cominar Units will be issued not later than ten days after such deposit. See Section 6 of the Original Offer, “Take-Up of and Payment for Deposited Canmarc Units”.

Each Unitholder may elect the Cash Alternative or the Unit Alternative in respect of its Canmarc Units, provided that the Unit Alternative shall be subject to proration on the terms described in the Original Offer and Circular and that the maximum aggregate amount of Cominar Units available for issuance under the Offer is 16 million Cominar Units.

6.	Withdrawal of Deposited Units

Except as otherwise stated in Section 7 of the Original Offer, “Withdrawal of Deposited Canmarc Units” or as otherwise required by applicable Laws, all deposits of Canmarc Units under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Canmarc Units deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Unitholder:

(a)	at any time before the Canmarc Units have been taken up by the Cominar Acquisition Group under the Offer;

(b)	if the Canmarc Units have not been paid for by the Cominar Acquisition Group within three business days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer, or the Circular, a notice of change or a notice of variation, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of the Cominar Acquisition Group, Cominar or of an affiliate of the Cominar Acquisition Group or Cominar, unless it is a change in a material fact relating to the Cominar Units being offered), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Canmarc Units where the Expiry Time is not extended for more than ten days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Regulatory Authorities) and only if such deposited Canmarc Units have not been taken up by the Cominar Acquisition Group at the date of the notice.

Unitholders are referred to Section 7 of the Original Offer, “Withdrawal of Deposited Canmarc Units”, for further details as the withdrawal of deposited Canmarc Units under the Offer.

7.	Consequential Amendments to the Original Offer and Circular and Other Documents

The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Extension.

8.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Unitholders with, in addition to any other rights they may have at law, one or more rights of rescission or price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Unitholders. However, such rights must be exercised within prescribed time limits. Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9.	Trustees’ Approval

The contents of this Notice of Extension have been approved, and the sending, communication or delivery of the Notice of Extension to the Unitholders and holders of Convertible Securities has been authorized, by the board of directors of each entity forming part of the Cominar Acquisition Group and by the board of trustees of Cominar.

APPROVAL AND CERTIFICATE OF THE COMINAR ACQUISITION GROUP

The contents of this Notice of Extension have been approved, and the sending, communication or delivery thereof to the Unitholders has been authorized, by the Board of each entity forming part of the Cominar Acquisition Group.

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Original Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the Canmarc Units which are the subject of the Offer.

DATED: January 27, 2012

8012075 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012083 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012091 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012105 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012113 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012121 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012130 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012148 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012156 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

8012164 CANADA INC.

by	(Signed) Michel Dallaire
Director, President and Chief Executive Officer

APPROVAL AND CERTIFICATE OF COMINAR REAL ESTATE INVESTMENT TRUST

The contents of this Notice of Extension have been approved, and the sending, communication or delivery thereof to the Unitholders has been authorized, by the Board of Trustees of Cominar Real Estate Investment Trust.

The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Original Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the Canmarc Units which are the subject of the Offer.

DATED: January 27, 2012

by	(Signed) Michel Dallaire	by	(Signed) Michel Berthelot
	President and Chief Executive Officer		Executive Vice-President Chief Financial Officer

On behalf of the board of trustees

by	(Signed) Alban D’Amours	by	(Signed) Alain Dallaire
	Trustee		Trustee

DEPOSITARY AND INFORMATION AGENT FOR THE OFFER

The Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-mail: corporateactions@computershare.com

Outside North America: 1-514-982-7555

The Information Agent for the Offer is:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, ON M5X 1E2

North American Toll Free Phone:

1-877-657-5857

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Unitholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit and Number

1.1	Press Release, dated November 28, 2011*

1.2	Advertisement, dated December 2, 2011*

1.3	Press Release, dated December 2, 2011*

1.4	Press Release dated January 12, 2012***

1.5	Press release dated January 16, 2012****

1.6	Press Release dated January 27, 2012

2.1	Annual Information Form of Cominar Real Estate Investment Trust (“Cominar”) dated March 30, 2011 for the year ended December 31, 2010*

2.2

Comparative audited consolidated financial statements of Cominar for the years ended December 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar*

2.3

Unaudited condensed interim consolidated financial statements of Cominar for the three and nine months ended September 30, 2011 and 2010, together with the notes thereto and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar*

2.4	Management Information Circular of Cominar dated March 30, 2011, prepared in connection with Cominar’s annual and special meeting of Unitholders held on May 17, 2011*

2.5	Material Change Report of Cominar, dated December 2, 2011 with respect to the acquisition of Canmarc Units, the announcement of the intention to make the Offer and the making of the Offer*

2.6	Material Change Report of Cominar dated December 6, 2011 with respect to a prospectus offering of 5,734,000 Cominar Units**

*	Previously furnished as an exhibit to the filing person’s Form CB submitted to the SEC on December 5, 2011.
**	Previously furnished as an exhibit to Amendment No. 1 to the filing person’s Form CB submitted to the SEC on December 15, 2011.
***	Previously furnished as an exhibit to Amendment No. 2 to the filing person’s Form CB submitted to the SEC on January 13, 2012.
****	Previously furnished as an exhibit to Amendment No. 3 to the filing person’s Form CB submitted to the SEC on January 17, 2012.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Cominar concurrently with the furnishing of Form CB on December 5, 2011.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMINAR REAL ESTATE INVESTMENT TRUST

By: /s/ Michel Paquet
Name:	Michel Paquet
Title:	Senior Executive Vice-President and Secretary

Date: January 30, 2012